Exhibit 99.1

Farmmi, Inc. Announces Full Exercise of the Underwriters’ Over-Allotment Option

Company to Ring the Nasdaq Stock Market Opening Bell on Feb. 26, 2018

Lishui, China, February 23, 2018/PRNewswire/ -- Farmmi, Inc. (the "Company"), a leading agriculture products supplier in China, today announced that ViewTrade Securities, Inc., who acted as the Sole Underwriter and Book-Runner of the Company's initial public offering (“IPO”), has exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1,008,000, in addition to the IPO gross proceeds of approximately $6.72 million. The Company raised total gross proceeds of $7,728,000, before underwriting discounts and commissions and offering expenses.

To celebrate the Company’s Nasdaq listing, the Company plans to participate in the Opening Bell Ceremony at the Nasdaq MarketSite at Times Square in New York City on February 26, 2018.

ViewTrade Securities Inc., a global provider of brokerage, investment banking, corporate, advisory and trading platform services, acted as the Sole Underwriter and Sole Book-Running Manager for the offering.

The registration statement on F-1 (File No. 333-221569) relating to the securities being sold in the IPO was declared effective by the Securities and Exchange Commission (“SEC”) on February 16, 2018. The related registration statement pursuant to Rule 462(b) was filed with SEC on February 16, 2018 and became effective upon filing. The offering was made by prospectus. A copy of the final prospectus related to the offering may be obtained from ViewTrade Securities, via email: IB@ViewTrade.com or standard mail at ViewTrade Securities, 7280 W Palmetto Park Rd, #310, Boca Raton, FL 33433, Attn: Prospectus Department. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (the “Company”) (NASDAQ: FAMI), is an agricultural products supplier and primarily processes and sells Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. In addition, Farmmi Liangpin Market, the Company’s ecommerce platform, provides an opportunity for consumers to access locally sourced agricultural products. For further information regarding the Company, please visit: http://ir.farmmi.com.cn/.

About ViewTrade Securities, Inc.

ViewTrade Securities Incorporated, a US-registered broker dealer providing: brokerage, trading, investment banking & advisory services for US retail investors and B2B to major financial institutions worldwide, including some of the largest institutions in their domestic markets. ViewTrade Securities' Investment Banking Division offers capital raising and advisory services to growth-oriented companies both domestically and in emerging markets. For further information, please visit: http://www.ViewTrade.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s proposed IPO. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com